PRESS RELEASE
February 14, 2000
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                                     TSE:AXA
                                  OTC BB:ETIFF

  EIGER TECHNOLOGY REPORTS `DRAMATIC RISE' IN 1ST QUARTER REVENUES WITH `
                            INTERNET STRATEGY'.


      STRATFORD, ONTARIO, CANADA, FEBRUARY 14, 2000 - Eiger Technology, a leading Internet and computer products manufacturer (TSE: AXA, OTCBB: ETIFF) announced today first quarter results showing a 658 per cent increase in revenues and a 711 per cent rise in net income.

      Revenues in the last quarter of 1999 were $18.6 million (US$13,020,000) compared to $2,453,000 (US$1.717,000) in the same period in 1998 and net income of $620,000 (US$434,000) compared to a loss of $91,000 (US$63,000). E.P.S. was
 .03 (US.02) vis a vis 0 last year.

      The year-end is September 30 and the first quarter ends on December 30. (Conversion rate times point 7 CAD to US dollars).

      Year-end results for 1999 compared to 1998, showed revenues were nearly halved at $11,713,000 (US$8,199,000), compared to $22,734,000 (US$15,913,800)
with E.P.S. at 0.

      Gerry Racicot, President and CEO, said, "The latter part of 1998 and most of 1999, were a period of dynamic restructuring, acquisition and focusing on our new target markets - the Internet, computer and telecommunications industries.

      "Because of these factors and the temporary closure and re-organisation of Lexatec VR Systems, 1999 year end revenues dipped, but, as can be seen from our first quarter 2000 which started October 1, 1999, we have experienced a dramatic rise in revenues from $2,453,000 (US$1,717,000) to $18,600,000 (US$13,020,000) -
an increase of 658 per cent. Net income rose from a negative $91,000 (US$63,000) to $620,000 (US$434,000) a 711 per cent gain.

      "We achieved this principally through our acquisition from the 64 per cent ownership of Eiger Labs Group, a Californian distribution company and its sister company Point Multimedia Systems, Inc, a high technology leading edge Korean manufacturer and designer of MP3 players, modems and DSL modem technology.

      "We also achieved indirectly, through Point Multimedia, a controlling interest in a highly recognised design and research and development company Top Electronics, Inc."

            "Our OEM products are going from strength to strength with new customers and business per customer increasing. The increase in OEM business reflects the leading edge design and manufacturing expertise of our Point Multimedia facility."

      Y.K.Kim, President of Eiger Lab Group, Inc. said, "The second generation EigerMan 2000 was well received at the recent consumer electronics show in Las Vegas with trade interest extremely high. This fully featured MP3 player is exciting to the marketplace, making it possible for Eiger to maintain a market dominant position.

      "Furthermore, Eiger's Digital Subscriber Line (DSL) modem has been specified with major US and worldwide consumers for delivery in June 2000. As a result of our new manufacturing facility in Seoul, Eiger has increased its in house capacity by 150 per cent to a monthly unit sales rate of 250,000.

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

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